NO ACT

DC
PE
1-4-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

Received SEC
MAR 04 2008
Washington, DC 20549

March 4, 2008

08024624

Sarah J. Kilgore
Senior Counsel
The Western Union Company
12500 E Belford Ave., M21A2
Englewood, CO 80112

Act: 1934
Section:
Rule: 14a-8
Public Availability: 3/4/2008

Re: The Western Union Company
Incoming letter dated January 4, 2008

BEST AVAILABLE COPY

Dear Ms. Kilgore:

This is in response to your letter dated January 4, 2008 concerning the shareholder proposal submitted to Western Union by NorthStar Asset Management, Inc. We also have received a letter from the proponent dated February 7, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
MAR 10 2008
THOMSON
FINANCIAL

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Sanford Lewis
Attorney at Law
PO Box 231
Amherst, MA 01004-0231

WESTERN UNION

RECEIVED

2008 JAN -7 AM 11:45

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

January 4, 2008

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Corporation
100 F Street, NE
Washington, D.C. 20549

Re: The Western Union Company - Stockholder Proposal submitted by NorthStar Asset Management, Inc.

Ladies and Gentlemen:

This letter is submitted by the Western Union Company, a Delaware corporation ("Western Union" or the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to notify the Securities and Exchange Commission (the "Commission") of Western Union's intention to exclude from its proxy materials for its 2008 Annual Meeting of Stockholders (the "Annual Meeting") a stockholder proposal ("the Proposal") submitted by NorthStar Asset Management, Inc. (the "Proponent") and received by Western Union on November 29, 2007. Western Union requests confirmation that the staff of the Division of Corporation Finance (the "Staff") will not recommend that enforcement action be taken if Western Union excludes the Proposal from its Annual Meeting proxy materials for the reasons set forth below.

The Proposal requests that "the Company develop and implement a written policy for community reinvestment." A copy of the Proposal, including its supporting statement, is attached to this letter as Exhibit A.

Western Union intends to file its definitive proxy materials for the Annual Meeting on or about April 10, 2008. In accordance with Rule 14a-8(j), six copies of this letter and its exhibits are enclosed, and one copy of this letter and its exhibits has been sent to the Proponent.

Discussion

1. The Proposal may be excluded under Rule 14a-8(i)(7) because it relates to Western Union's ordinary business operations.

The Proposal may be excluded pursuant to Rule 14a-8(i)(7) because it pertains to matters directly relating to Western Union's ordinary business operations. In Exchange Act Release No. 34-40018 (May 21, 1998), the Commission explained that the central purpose of the ordinary business exclusion contained in Rule 14a-8(i)(7) is to "confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting."

In determining whether a proposal is excludable under this Rule, the Commission considers two rationales. The first is whether the proposal deals with a matter "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." See Exchange Act Release No. 34-40018 (May 21, 1998). The second consideration is "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.*

We believe that the current Proposal may be excluded because it falls into both of these categories. Charitable giving is a well-recognized and widely-practiced business activity among public corporations. Because so many corporations consider charitable giving an essential and fundamental aspect of their strategy and operations, the Commission has agreed on several occasions that the designation of recipients of charitable contributions is a day-to-day activity conducted in the ordinary course of business. See, e.g., *Kmart Corporation* (March 4, 1998) (proposals regarding contributions to specific types of organizations may be omitted because they deal with matters relating to the conduct of the Company's ordinary operations).

As described below, each of the Company and the Western Union Foundation (the "Foundation") currently has a structured program, operated pursuant to written guidelines, of charitable contributions and community reinvestment. Specific decisions about the allocation of its charitable funds, such as determining the individual programs in which to invest and the recipients of grants, are ordinary business decisions. The Proposal seeks to micro-manage these decisions. Decisions such as these, however, involve corporate strategy and are best reserved for management, not individual shareholders. To allow shareholders to make decisions regarding this investment of corporate assets would be permitting them to micro-manage the Company and impede management's ability to run the Company and oversee this fundamental corporate activity. The Proposal may therefore be omitted pursuant to Rule 14a-8(i)(7).

2. <u>The Proposal may be excluded under Rule 14a-8(i) because it is an improper subject for shareholder action under applicable state law.</u>

The Proposal may be excluded pursuant to Rule 14a-8(i)(1) because it is not a proper subject for action by shareholders under the laws of the Company's jurisdiction. The note to Rule 14a-8(i)(1) states that "some proposals are not considered proper under state law if they would be binding on the corporation if approved by shareholders." Therefore, a proposal may be excluded if it attempts to require action on matters that are within the powers of the board of directors under the applicable state law. Western Union is a Delaware Corporation. The Delaware General Corporation Law ("DGCL") provides that "the business and affairs of every corporation organized under this chapter shall be managed by or under the direction of the board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation." 8 Del. C. § 141(a). No provision of the Company's Certificate of Incorporation or the DGCL reserves to the Company's shareholders any powers relating to the subject of community reinvestment policies.

In interpreting Rule 14a-8(i)(1), the Staff has frequently allowed the omission of a shareholder proposal if it binds the Corporation instead of requesting or recommending action. *See Entergy Corporation* (February 5, 2007). The Staff has stated that those Proposals that are binding on the Board of Directors may be excluded under this Rule unless they are amended by the Proponent to make them precatory. *See General Electric Company* (January 24, 2003). The Proposal is phrased in a way that would make the Proposal binding on the Board of Directors if it were to be approved by the shareholders. It reads: "BE IT RESOLVED THAT: the Company develop and implement a written policy for community reinvestment." It would purport to leave the Board no discretion and thereby impermissibly restricts its powers in violation of the DGCL. It may, accordingly, be omitted from the Proxy Statement pursuant to Rule 14a-8(i)(1).

3. <u>The Proposal may be excluded under Rule 14a-8(f) because the Proponent has failed to properly demonstrate that it is entitled to submit the Proposal.</u>

The Proposal may be excluded pursuant to Rule 14a-8(f) because the Proponent has failed to demonstrate that it beneficially owns shares of Western Union common stock or is otherwise entitled to submit the Proposal on behalf of its clients. The Proposal was submitted without proof that the Proponent satisfied the stock ownership requirements of Rule 14a-8(b). After receiving the Proposal, Western Union determined that the Proponent was not listed on the Company's stock transfer books as a record holder of Western Union common stock. Consequently, on December 4, 2007, Western Union sent the proponent a letter via overnight courier and regular mail requesting that the Proponent provide Western Union with information that would allow the Company to properly determine the Proponent's eligibility to submit the Proposal under Rule 14a-8. A copy of Western Union's letter to the Proponent is attached to this letter as <u>Exhibit B</u>.

On December 10, 2007, Western Union received a letter from Morgan Stanley, dated November 29, 2007 (the "Morgan Stanley Letter") stating that it "acts as the custodian" for the Proponent and indicating that as of "November 29, 2007, Morgan Stanley held on behalf of NorthStar Asset Management, Inc. 1,400 shares of The Western Union Company common stock *in its clients' account*. Morgan Stanley has continuously held these shares on behalf of NorthStar prior to November 29, 2006." (Emphasis added). A copy of the Morgan Stanley Letter is attached to this letter as <u>Exhibit C</u>.

The Morgan Stanley Letter fails to establish that the Proponent itself is eligible to submit the Proposal. The Morgan Stanley Letter indicated that Morgan Stanley held shares of the Company's common stock in the accounts of the Proponent's clients, not the accounts of the Proponent itself. This language echoed the language of the cover letter that the Proponent submitted with the Proposal, which stated that the Proponent is "an investment advisory firm which holds Western Union common stock in our clients' accounts." It may or may not be the case that the Proponent's clients would be eligible to submit the Proposal. The Company has received no evidence, however, that the Proponent itself is eligible to do so or that the Proponent's clients have authorized the Proponent to submit the Proposal on its behalf. The Company therefore requests that the Staff concur in its conclusion that the Proposal may be excluded pursuant to Rule 14a-8(f).

4. The Proposal may be excluded under Rule 14a-8(i)(10) because it has already been substantially implemented.

The Proposal may be excluded pursuant to Rule 14a-8(i)(10) because it has already been substantially implemented by the Company. In 1983, the Commission adopted the "substantially implemented" test. Exchange Act Release No. 34-20091 (August 23, 1983). Under that test, proposals are considered substantially implemented when a Company's current policies and practices reflect or are consistent with "the intent of the proposal." *Aluminum Company of America* (January 16, 1996). This exclusion "is designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." Exchange Act Release No. 34-12598 (July 7, 1976).

The Proposal requests that the Company "develop and implement a written policy for community reinvestment." The Supporting Statement clarifies that "community investment goes beyond charitable donations and corporate volunteering" and further states that "a policy and strategy to build social capital in communities is essential."[1]

In fact, the Company has already adopted "a written policy" relating to community reinvestment. Western Union currently grants charitable donations and reinvests in communities through the Foundation and the Company's "Our World, Our Family" global citizenship initiative. Each of these programs has written policies and guidelines. The guidelines, as posted on the Company's website, are attached to this letter as Exhibit D (and also are available at www.westernunion.com).

The Foundation was initiated in 2000 with the primary mission of "facilitat[ing] global economic empowerment and help[ing] families stay connected, overcome barriers and realize their dreams." Western Union and the Foundation have determined that the most efficient use of their charitable funds is to grant them to organizations that share Western Union's commitment to education and self sufficiency, with particular focus on communities where emigration or

[1] The proponent's statement references the Community Reinvestment Act (the "CRA"). Congress enacted the CRA in response to concerns that banking institutions were failing to adequately serve the credit needs of minority and low-income populations in their communities, a practice known as "redlining." The principle that banking institutions must serve the credit needs of minority and low-income populations for the communities in which they are chartered is a *quid pro quo* for the federal benefits of their federal bank charters, such as deposit insurance. The Proponent correctly acknowledges that Western Union is not subject to the CRA. Western Union is not a federally insured depository institution and does not extend credit. Western Union also does not discriminate among those to whom it provides services. Western Union has numerous agent locations in minority and low-income neighborhoods throughout the United States from which its remittance services are offered.

immigration is important. The Foundation makes grants to nonprofit organizations and nongovernmental organizations that serve migrant and immigrant populations. The Foundation focuses on programs that provide individuals with educational opportunities and economic development such as job training, computer education and financial literacy, and programs that help immigrants integrate into their new communities by providing language courses and civic engagement education. Recently, the Foundation made the first-ever corporate donation to the United Nation's Central Emergency Response Fund. This fund provides quick, initial funding for humanitarian emergencies and natural disasters around the globe. Since its inception, the Foundation has donated over $40 million in grants to more than 1,500 nongovernmental organizations.

Through the Western Union "Our World, Our Family" initiative, the Company commits to advance education in migrant populations and spur self sufficiency among members of those populations. Through this initiative, the Company addresses the needs of migrant workers and their families back home. For example, Western Union works with government institutions in Mexico to fund projects leading to sustainable job creation. Through this partnership, the Company has helped create jobs for more than 4,000 participants thus far. The Company also has developed an innovative financial literacy curriculum which is used by Jobs for America's Graduates, Inc., a national non-profit organization established to assist states with dropout prevention and school-to-career transition systems for at-risk youth. Additionally, Western Union is the founding sponsor of the Business Information Clearinghouse and Entrepreneurial Development Center which provides instruction and information to grow existing Hispanic businesses and assists people within the Hispanic community in the start-up of new businesses. The program is currently in the process of expanding to also help those in Asian and African-American communities and is expected to launch in five languages.

The Company's business is aligned with the goals of these charitable programs. For example, through its Tax-Refund Program, Western Union provides a cost-effective way for low-income and immigrant families to receive tax refunds and avoid Refund Anticipation Loans.

The Western Union Foundation and the Western Union "Our World, Our Family" initiative each implement programs such as those described above pursuant to written guidelines. Western Union has therefore already substantially implemented the Proposal's demand to "develop and implement a written policy for community reinvestment." The Proposal may therefore be omitted from the Proxy Statement pursuant to Rule 14a-8(i)(10).

Conclusion

Based on the foregoing, I request your concurrence that the proposal may be omitted from Western Union's Annual Meeting proxy materials. If you have questions regarding this request or desire additional information, please contact me at (720) 332-5683.

Very truly yours,

Sarah J. Kilgore
Senior Counsel

Attachments

EXHIBIT A

Northstar Asset Management Proposal

RTHSTAR ASSET MANAGEMENT INC

November 28, 2007

Mr. David L. Schlapbach
Corporate Secretary
The Western Union Company
12500 Belford Avenue
Englewood, CO 80112

Dear Mr. Schlapbach:

NorthStar Asset Management, Inc. is an investment advisory firm which holds Western Union common stock in our clients' accounts. Our clients are concerned about the achievement of social as well as financial objectives. We believe that creating a policy to reinvest in the communities Western Union serves will benefit the company and its shareholders.

I am writing to submit the enclosed shareholder proposal for inclusion in the next proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934. We have held more than $2,000 worth of Western Union shares for more than one year, and will maintain ownership of the required number of shares through the date of the next stockholders' annual meeting. Proof of ownership will be provided upon request. One of the filing shareholders or our appointed representative will be present at the annual meeting to introduce the proposal.

Please send copies of all correspondence pertaining to this resolution to: Mike Lapham; United for a Fair Economy/Responsible Wealth; 29 Winter St.; Boston, MA 02108, who is assisting us in filing this resolution. United for a Fair Economy, the parent organization of the Responsible Wealth project, is a national non-profit organization working to address economic inequity both legislatively and through shareholder activism.

A commitment from Western Union to develop and implement a written community reinvestment policy would allow this resolution to be withdrawn. We believe that this proposal is in the best interest of Western Union and its shareholders.

Sincerely,

Julie N. W. Goodridge
President

PO BOX 301840 BOSTON MASSACHUSETTS 02130 TEL 617 522-2635 FAX 617 522-3165

Community Reinvestment Policy

The federal law known as the Community Reinvestment Act (CRA) obligates federally insured banks and depository institutions to help meet the needs of communities in which they operate. No such law exists for money transfer agencies like Western Union.

In March 2007, Federal Reserve Chairman Ben Bernanke stated, "the CRA reaffirmed the long-standing principle that financial institutions must serve the convenience and needs...of the communities in which they are chartered." (1)

Western Union serves many of the financial needs of immigrant populations, as a bank might, with a major presence in poor and racially diverse neighborhoods.(2)

Western Union's customers are mostly urban and poor. The typical user of its remittance services is a low-wage immigrant worker who lives in urban America, makes $15,600 annually and sends home $293 a month, almost 30% of his or her net monthly income.(3) These remitters spend up to $300 a year on costly transaction fees and disadvantageous exchange rates, which equals one week's salary for the remitter or at least sixty days' salary for their kin in cities such as San Salvador, Mexico City, and Manila.(4)

Remittances contribute about 80% to a recipient household's total income.
Almost half of Philippine households who receive remittances depend solely on this source of income.
The highest monthly allocations for expenses from remittances are for food, rent, and education.(5)

We believe onerous charges in the multi-billion dollar money transfer industry place an undue economic burden on low-income immigrant families in the United States and in their communities of origin while creating an increased reputational risk for our Company.

Western Union has faced numerous lawsuits based on predatory fees and unfair exchange rates. These suits have resulted in millions of shareholder dollars being spent on settlements. These practices, along with our Company's relatively low degree of community reinvestment, increase the risk our Company faces in the competitive consumer market.

BE IT RESOLVED THAT: the Company develop and implement a written policy for community reinvestment.

SUPORTING STATEMENT: In our view, community investment goes beyond charitable donations and corporate volunteering. We believe a policy and strategy to build social capital in communities is essential. Such a policy is best created by engaging community organizers to identify community needs to develop long-term programs that reflect those needs.

(1) *The Community Reinvestment Act: Its Evolution and New Challenges*, Federal Reserve Chairman Ben S. Bernanke, 3/30/07.
(2) *Analysis of Alternative Financial Service Providers*, Urban Institute, 2004.
(3) *Distributing Prepaid Cards through Worker Centers: A Gateway to Asset Building for Low-Income Households*, The Center for Financial Services Innovation, October 2006.
(4) Transnational Institute for Grassroots Research and Action Research, April, 2007.
(5) *Enhancing the Efficiency of Overseas Workers Remittance*, Asian Development Bank, July 2004.

EXHIBIT B

Western Union Letter to
Northstar Asset Management
Dated December 4, 2007

WESTERN UNION

David Schlapbach | Executive Vice President and General Counsel

December 4, 2007

VIA DHL

Mr. Mike Lapham
United for a Fair Economy/Responsible Wealth
29 Winter Street
Boston, MA 02108

Dear Mr. Lapham,

On November 29, 2007, The Western Union Company (the "Company") received a letter, dated November 28, 2007, from Julie N. W. Goodridge on behalf of NorthStar Asset Management, Inc. (the "Proponent"). Included with this letter was a proposal (the "Proposal") intended for inclusion in the Company's proxy materials (the "2008 Proxy Materials") for its 2008 Annual Meeting of Stockholders (the "2008 Annual Meeting").

As you may know, Rule 14a-8 under the Securities Exchange Act of 1934 ("Rule 14a-8") sets forth the legal framework pursuant to which a shareholder may submit a proposal for inclusion in a public company's proxy statement. Rule 14a-8(b) establishes that in order to be eligible to submit a proposal a shareholder "must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year" by the date on which the proposal is submitted. If Rule 14a-8(b)'s eligibility requirements are not met, the company to which the proposal has been submitted may, pursuant to Rule 14a-8(f), exclude the proposal from its proxy statement.

Our records indicate that the Proponent is not a registered holder of the Company's common stock. Under Rule 14a-8(b), the Proponent must therefore prove its eligibility to submit a proposal in one of two ways: (i) submitting to the Company a written statement from the "record" holder of the Proponent's common stock (usually a broker or bank) verifying that the Proponent has continuously held the requisite number of shares of common stock since at least November 29, 2006 (i.e., the date that is one year prior to the date on which the Proponent submitted the Proposal); or (ii) submitting to the Company a copy of a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 filed by the Proponent with the Securities and Exchange Commission that demonstrates its ownership of the requisite number of shares as of or before November 29, 2006, along with a written statement that (i) it has owned such shares for the one-year period prior to the date of the statement and (ii) it intends to continue ownership of the shares through the date of the 2008 Annual Meeting. Note that if the Proponent chooses to submit to the Company a written statement from the record holder of its common stock, the Proponent must also include a statement that it intends to continue to hold the securities through the date of the 2008 Annual Meeting.

100 Summit Avenue | Montvale, NJ 07645 | 201-263-5635 | 201-263-6384 Fax | david.schlapbach@westernunion.com

The Proponent has not yet submitted evidence establishing that it has satisfied these eligibility requirements. Unless we receive such evidence, we intend to exclude the Proposal from the 2008 Proxy Materials. Please note that if the Proponent intends to submit any such evidence, it must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this letter.

If you have any questions concerning the above, please do not hesitate to contact me at 201-263-5635.

Very truly yours,

David Schlapbach

David Schlapbach
Executive Vice President and General Counsel

cc: Julie N. W. Goodridge, President, NorthStar Asset Management, Inc.

EXHIBIT C

Morgan Stanley Letter
To Western Union
Dated November 29, 2007

Ferncroft Corporate Center
35 Village Road, Suite 603
Middleton, MA 01949
toll free 800 730 3526
tel [illegible]
fax [illegible]

Morgan Stanley

November 29, 2007

Mr. David L. Schlapbach
Corporate Secretary
The Western Union Company
12500 Belford Avenue
Englewood, CO 80112

Dear Mr. Schlapbach:

Morgan Stanley acts as the custodian for NorthStar Asset Management, Inc. As of November 29, 2007, Morgan Stanley held on behalf of NorthStar Asset Management, Inc. 1,400 shares of The Western Union Company common stock in its clients' account. Morgan Stanley has continuously held these shares on behalf of NorthStar prior to November 29, 2006.

Sincerely,

Donna K. Colahan
Vice President
Financial Advisor

EXHIBIT D

Western Union and
Western Union Foundation
Corporate Citizenship and
Donations Guidelines as
Posted on www.westernunion.com

WESTERN UNION

- About Us
- Corporate Citizenship
  - The Western Union Foundation
- News
- Investor Relations
- Careers

Have a question?

Send your inquiry by E-mail, mail or call to contact us.

Engl

Corporate Citizenship



Western Union global corporate citizenship is our commitment to enrich the lives of global citizens by expanding economic opportunity. Through initiatives like the Western Union Our World, Our Family program, we are able to put our values into action.

Our corporate citizenship efforts focus on three primary areas:

- Supporting Cultural Inclusion: We recognize the importance of helping individuals and families build strong communities, in which all members can contribute their distinctive talents and feel at home
- Creating Pathways to Opportunity: We help diverse

Our World, Ou WESTE UNI FOUN

Western Union Our World, Ou program
Our commitment to empower fa through education and economi *opportunity programs that help* their dreams.

- Learn more



The Western Union Foundatic
Contribute to the improvement human services and education communities most in need throu Western Union Foundation.

- Learn more

individuals and communities around the world realize their tremendous potential with scholarships supporting financial literacy, entrepreneurship, job training, and other skills necessary on the journey to a better life
- Fostering Hope in the Developing World: We support economic development and opportunities with infrastructure development, community centers and access to technology

: Download the pdf

Together with our Foundation and our Agents, we strive to leverage our global reach, knowledge and leadership in diverse communities. This allows us to serve as a resource, advocate and trusted partner with our consumers, grassroots and community organizations, development agencies, and policy makers. We have a rich and consistent history of giving back in the communities where we live and work:

- We have a passion for doing the right things for our people, consumers, and society
- We provide value through the jobs we create and the programs we support
- Our citizenship efforts help to amplify the impact of remittances, a powerful force for social good
- Our employees contribute their time, talents and resources to benefit local communities worldwide
- Last year, we gave millions to support disaster relief, education, and human services
- Our impact echoes across oceans, countries and cultures to enrich our global community

Today, Western Union continues to support a number of programs through the Western Union Foundation and through partnerships with leading governmental and non-governmental organizations. Since 2001, the Western Union Foundation, in collaboration with Western Union Agents and employees, has granted more than $40 million USD to more than 1,500 non-governmental organizations (NGOs) in 70 countries around the globe to support humanitarian projects. In addition, the Foundation has supported more than 50 disaster-relief operations and has funded education and human services programs.

Most recently, Western Union introduced the Western Union Our World, Our Family program. This $50 million, five-year commitment continues Western Union's historical giving program to create global economic opportunities which will help aspiring individuals and their families stay connected, overcome barriers, and realize their dreams. The funding is expected to consist of direct contribution and investment to support The Western Union Our World, Our Family program together with contributions to the Western Union Foundation and other company-supported initiatives.

westernunion.com

Engl

WESTERN UNION

The Western Union Foundation

- **About Us**
- **Corporate Citizenship**

  The Western Union Foundation
  - Background
  - Guidelines
  - Our World, Our Family
  - Sponsorship of Events
- **News**
- **Investor Relations**
- **Careers**

Have a question?

Send your inquiry by E mail, mail or call to **contact us**.

Our rich history of assisting people and communities across the globe goes beyond the transferring of money. Every day, we find ways to provide for those in need through the Western Union Foundation.

The Western Union Foundation furthers our global values by contributing to the improvement of health, human services and education for those most in need. In just over five years, the Foundation has helped generate tens of millions of dollars for international non-profit organizations like the Red Cross and America's Second Harvest—providing disaster relief, education and human service programs.

Background

Our Foundation gifts echo across oceans, countries and cultures, thanks in great part to our employees and Western Union® Agent donors.

: Learn more

Guidelines

The Western Union Foundation receives thousands of funding requests each year. Eligible organizations include nonprofit and nongovernmental organizations with missions closely aligned with our own.

› Learn more

Western Union Our World, Our Family program

Our commitment to empower families through education and economic opportunity programs and help them realize their dreams

› Learn more

Sponsorship of Events

We recognize that millions of people choose to use Western Union daily, so we are hard at work to identify productive ways of giving back to the communities in which we do business.

› Learn more

Helping People is the Founda
Western Union



Our Foundation gifts echo acro
countries and cultures, thanks i
to our employees and Western
Agent donors.

Western Union Foundatio
Annual Report

westernunion.com

Privacy | Terms of Use | Site Map

• About Us
• Corporate Citizenship
  The Western Union Foundation
  › Background
  › Guidelines
  › Our World, Our Family
  › Sponsorship of Events
• News
• Investor Relations
• Careers

Background

Since its inception in December 2000, the Foundation has given more than $40 million USD to more than 1,525 charitable programs globally. We help the Asia Foundation educate and empower migrant women in Jintang County, China. We give homeless children in Mumbai, India, a new life through the Vatsalya Foundation. We've generated nearly $1.5 million to help survivors of Hurricane Katrina in the United States, and nearly $2 million—in immediate relief and for rebuilding—to help the survivors of the 2004 tsunami. We also donated to the survivors of the earthquakes in Indonesia and Pakistan in 2005 and 2006.

The Western Union Foundation is truly local—regardless of city, country or even continent.

Helping People is the Founda
Western Union





Our Foundation gifts echo acro
countries and cultures, thanks i
to our employees and Western
Agent donors.

Western Union Foundatio
Annual Report

Have a question?

Send your inquiry by E-mail, mail or call to **contact us**.

westernunion.com

Privacy | Terms of Use | Site Map

WESTERN UNION

Western Union Foundation Guidelines 2008

Have a question?

Send your inquiry by E-mail, mail or call to **contact us**.

Western Union Foundation

The Western Union Foundation, the charitable organization of Western Union (NYSE:WU), supports philanthropic initiatives worldwide. Since its inception in December 2000, the Foundation has donated over USD$40 million to help those most in need. The Western Union Foundation facilitates global economic empowerment and helps families stay connected, overcome barriers and realize their dreams.

Western Union Foundation Guidelines and Application Process

The Western Union Foundation receives thousands of funding requests each year. Only eligible organizations with proposals that most closely align with the following focus areas and criteria will be considered for funding.

Eligible Organizations

- Nonprofit and nongovernmental organizations (NGOs) whose primary mission is to serve migrant and immigrant populations.
- NGOs operating in the developing world that alleviate poverty and provide economic development programs.

Western Union Foundation Focus Areas

Creating Pathways to Opportunity

Programs that allow individuals to have better access to educational opportunities and economic development programs. Activities may include job training, life skills education, computer education, and financial literacy

Supporting Cultural Inclusion

Helping People is the Founda
Western Union



Our Foundation gifts echo acro
countries and cultures, thanks i
to our employees and Western
Agent donors.

Western Union Foundatio
Annual Report

Programs that help individuals integrate into their new communities. Activities may include language acquisition courses, civic engagement education, community development programs assisting with the transition into a new community.

Fostering Hope in the Developing World
Programs that provide basic human services to communities in developing countries. Activities may include infrastructure improvement (access to clean water, housing, etc.) economic development or access to technology.

Grant Review Criteria

Organizations that meet the following criteria will be the most competitive:

- Programs that are in alignment with the Western Union Foundation's three primary focus areas
- Organizations that conduct relevant projects that have been in operation for more than one year
- Organizations that target primarily members of lower income migrant or immigrant populations
- Not-for-profit, non-governmental organizations that are based outside the US and provide official documentation establishing the legal and tax status of the applicant organization, including a copy of the legislative act or statute, or the sections thereof, granting exemption to this type of organization
- Not-for profit, non-governmental organizations that are based in the US and recognized as tax exempt from federal income tax under IRC Section 501 (c)(3) of the US Internal Revenue Service Code and is eligible to receive charitable contributions under IRC Section 170 (c)(2). A copy of the tax determination is required
- Organizations that meet all requirements and standards for transparency, governance, and reporting and have sound fiscal and legal standing
- Organizations that have a demonstrated track record of meeting stated program goals with measurable results
- Organizations that can provide audited budget and financial statements demonstrating that administrative costs as a percentage of budget fall within an acceptable range that are consistent with industry standards
- Organizations that serve the community without discrimination on the basis of age, color, citizenship, disability, disabled veteran status, gender, race, religion, national origin, marital status, sexual orientation, military service
- Organizations that observe the highest standards of business conduct in their relationships with the public

Ineligible Requests

Generally, the Foundation does not fund general operating support, individuals, endowments, special events, capital projects, other post-secondary scholarship programs, early childhood education programs, deficits or retirement of debt, re-granting agencies, awards.

The following program areas will not be considered for funding:

- Health
- Disease research
- Environmental causes
- Sports and athletics
- Arts and humanities
- Religious organizations

2008 Information

Deadlines and the application process will be available in January 2008.

Engl

WESTERN UNION

- **About Us**
- **Corporate Citizenship**
  - The Western Union Foundation
    - Background
    - Guidelines
    - **Our World, Our Family**
    - Sponsorship of Events
- **News**
- **Investor Relations**
- **Careers**

Have a question?

Send your inquiry by E-mail, mail or call to **contact us**.

Westen Union Our World, Our Family program

The Western Union Our World, Our Family program is Western Union's most focused global citizenship initiative to date, and is a commitment to empower families through education and economic opportunity programs that help them stay connected, overcome barriers, and realize their dreams.

The Western Union Our World, Our Family program is framed around four pillars designed to empower individuals and families:

Our World Gives engages consumers and Western Union Agents to allow community members, Western Union employees and Agents to pool their funds to support social issues they care about most. Western Union is also introducing a Community Investment Fund to benefit comparatively marginalized communities in the developing world.

Our World Learns applies Western Union's intimate understanding of migrant populations to advance education. It provides tools to support language acquisition and basic financial literacy, and includes innovative family scholarships, which will be awarded simultaneously to at least two members of the same family regardless of geographic location for basic, trade school, or college education.

Our World Strives spurs self sufficiency. It includes a volunteer mentor corps of employees and Agents providing small business and personal finance guidance at community centers and Agent locations. A new Web site and Agent-based kiosks feature small business support and allow customers to track their remittances, money management and savings goals.

Our World Speaks engages global leaders in dialogue to encourage an inclusive approach to economic development and issues that impact migrant communities.

Our World, Our Family P

MercyC

MercyCorps, a global hum organization, is our first O Our Family partner.

Since 1979, MercyCor provided more than $1billion in assistance to in 94 nations. In recogr their impact around the MercyCorps has been nominated for the Nobe Prize.

Current Components of the Program

Our World Gives

4 + 1 Cross-Border U.S. and Mexico Economic and Social Development Initiative

Western Union partners with government institutions in Mexico to fund projects leading to sustainable job creation for more than 4,200 participants to-date and has been expanded to three participating Mexican states. For every $1 contributed by local hometown associations (HTAs), Western Union plus federal, state and local governments in Mexico contribute $1 each to these projects.

- Zacatecas: Funding announced for first eight projects, with more than 4,000 adults participating; five additional project proposals under evaluation
- Michoacan: Thirty projects under review for funding, with final selection due by end of 2007
- Veracruz: Agreement with government officials and HTA staff to begin project solicitation in July 2007
- Working with Mexican officials to secure participation from three additional states by the end of 2007

Our World Learns

Jobs for American Graduates (JAG)

Western Union developed an innovative financial literacy curriculum included in the educational initiatives of Jobs for America's Graduates, Inc., a national non-profit established to assist states in dropout prevention and school-to-career transition systems for at-risk youth. The financial literacy curriculum will be rolled out in 28 states serving approximately 40,000 students in the in-school and follow-up phases of the JAG program.

- More than 500,000 youth have received the benefits of JAG model services over the past 26 years, achieving a graduation rate of 94 percent (above U.S. national average of 68 percent)
- To launch branded financial literacy curriculum in schools Fall 2007

Our World Strives

Business Information Clearinghouse and Entrepreneurial Development Center (BIC/EDC)

Launched in August 2007 with Western Union as a founding sponsor, the BIC/EDC provides information and instruction to strengthen and grow existing Hispanic businesses, and assists with the successful start-up of new Hispanic businesses.

- Consists of online tools to help teach money, markets and marketing management
- Program will expand to support the small-business goals of Hispanic, Black and Asian entrepreneurs and will launch in five languages
- Expected to support more than 1.7 million small business inquiries and help launch 300 new immigrant and minority small businesses
- Awarded $3.3 million via a grant from the U.S. Department of Labor

Tax Refund Program
Western Union, partnering with community-based organizations, provides a cost-effective way for low-income and immigrant consumers to receive tax refunds and avoid high-interest Refund Anticipation Loans (RALs) and other bank product expenses. Currently a pilot program, we expect to aid approximately 1.8 million consumers through this partnership.

Our World Speaks
Western Union has a long history of leadership around issues that matter in the lives of our consumers and their families. We address the needs of migrants and their families "back home," engaging with diaspora groups and hometown associations around the 4+1 and other programs with benefits that span borders.

The global community looks to us for leadership, and we raise our voice to advance understanding in a wide range of venues, including summits hosted by the Business Civic Leadership Center, the United Nations, and the Interamerican Development Bank, among countless others.

As part of the Western Union Our World, Our Family program, we are extending that commitment by reaching out to other corporate leaders to identify and advocate for new global economic opportunity to benefit those in need. Western Union also is taking a leadership role in engaging top international charitable organizations, governments, and private sector groups to foster new dialogue around the profound societal implications of global migration. Our consumers are the heroes of our business, and we are proud to drive innovative new ways to support them on their journey to a better life.

Mercy Corps
Mercy Corps, a global humanitarian organization, is our first Western Union Our World, Our Family program partner. With the partnership, we will build on Mercy Corps's intimate understanding and trust among migrant populations to empower families with education and critical financial literacy tools.

Since 1979, Mercy Corps has provided more than USD $1.3 billion in assistance to people in 94 nations. In recognition of their impact around the world, Mercy Corps has been recently nominated for the Nobel Peace Prize. Mercy Corps's award-winning approach to fostering economic opportunity complements Western Union's vision for Our World, Our Family.

The pilot program will focus on four markets spanning two major migration corridors – one between the United Arab Emirates and the Philippines, and the other between the United States and Guatemala.

Sponsorship of Events

Have a question?

Send your inquiry by E-mail, mail or call to **contact us**.

We recognize that millions of people choose to use Western Union daily, so we are hard at work to identify productive ways of giving back to the communities in which we do business.

Every day, somewhere in the world, Western Union employees are involved in making a donation, raising funds or volunteering time and resources to support the communities in which our consumers live and work. We're very proud of the work we have done and of our commitment to positive programs that can help, inspire, and empower communities around the globe.

To qualify for community and grassroots giving from Western Union your organization or event needs to support empowerment, with an emphasis on the following:

- Job-Creation
- Small Business or Entrepreneurship
- Education or Financial Literacy
- Immigrant Integration & Social, Language or Financial Inclusion

How to apply

Please submit a written proposal including:

- Description of the organization and sponsorship
- Contact name and organization's address, phone, fax, and email
- Date and time of the event
- Levels of sponsorship
- Sponsorship benefits
- IRS 501(c)(3) determination letter
- IRS form W-9

Helping People is the Founda
Western Union



Our Foundation gifts echo acros
countries and cultures, thanks i
to our employees and Western
Agent donors.

Western Union Foundatio
Annual Report

All submissions must be addressed to:
Western Union Community Relations
12500 East Belford Ave., M1G
Englewood, Colorado, 80112
USA
Fax: +1 720-332-4761

westernunion.com

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SANFORD J. LEWIS, ATTORNEY

RECEIVED
2008 FEB 12 PM 3:30
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

February 7, 2008

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted to The Western Union Company seeking a Community Reinvestment policy On Behalf of NorthStar Asset Management, Inc.

Dear Sir/Madam:
NorthStar Asset Management, Inc. (the "Proponent") is the beneficial owner of common stock of the Western Union Company (the "Company") and has submitted a shareholder proposal (the "Proposal") to the Company. We have been asked by the Proponent to respond to the letter dated January 4, 2008, sent to the Securities and Exchange Commission Staff by the Company. In that letter, the Company contends that the Proposal may be excluded from the Company's 2008 proxy statement by virtue of Rules 14a-8(i)(1), (7) and (10) as well as Rule 14a-8(f).

We have reviewed the Proposal, as well as the letter sent by the Company, and based upon the foregoing, as well as the relevant rules, it is our opinion that the Proposal must be included in the Company's 2008 proxy materials and that it is not excludable by virtue of those Rules.

Pursuant to Rule 14a-8(k), enclosed are six copies of this letter and exhibits. A copy of this letter is being mailed concurrently to Senior Counsel Sarah J. Kilgore.

Summary

Western Union serves many immigrant communities that depend heavily on the Company's services to send money back to their countries of origin. The Proposal asks the Company to develop and implement a community reinvestment policy, to enhance its relationships and reputation in the host communities.

The Company contends that the Proposal should be excluded because it focuses on the Company's ordinary business and has been substantially implemented by the company. As more fully described below, the Proposal undoubtedly focuses on a significant social policy issue and does so without seeking to intrude on the minutiae of a community reinvestment policy. Furthermore, the Company's corporate giving program does not substantially implement the proposal; the company's charitable donation program is not a community reinvestment program, which would entail a different type of activity emphasizing partnerships and relationships in its host communities. Finally, as discussed below, the Proponent is eligible to file the Proposal because it is the beneficial owner of the shares.

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net
413 549-7333 ph. • 781 207-7895 fax

The Proposal

The resolved clause of the resolution states:
BE IT RESOLVED THAT: the Company develop and implement a policy for community reinvestment.

Analysis

The Proposal Does Not Micro-Manage the Company, But Rather Defers to the Board's Discretion.

The Company argues that the Proposal violates 14a-8(i)(7) because the Proposal seeks to micro-manage "specific decisions about the allocation of its charitable contributions". However, a simple review of the Proposal demonstrates that the opposite is true – the Proposal is properly focused at a broad policy level.

There is nothing in the resolved clause that seeks to delve into the details of the policy. Rather it simply identifies the issue and requests a policy be developed and implemented. – "BE IT RESOLVED THAT: the Company develop and implement a written policy for community reinvestment." The precise nature of the policy and method of implementation are expressly left to the discretion of the Company.

Viewing this language in the context of Commission guidance also makes it clear that the Proposal does not qualify for the micro-management exclusion. Under Rule 14a-8(i)(7), the Commission has indicated that shareholders, as a group, are not in a position to make an informed judgment if the "proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Exchange Act Release No. 34-40018 (May 21, 1998) ("1998 Interpretive Release") Such micro-management may occur where the proposal "seeks intricate detail, or seeks specific time-frames or methods for implementing complex policies." However, "timing questions, for instance, could involve significant policy where large differences are at stake, and proposals may seek a reasonable level of detail without running afoul of these considerations." *Id.*

The Proposal does not profess to determine how the Company should implement a community reinvestment policy. Rather, the Proposal recognizes that how these policies are implemented is best left in the hands of the Board and only seeks to identify the policy issue and provide the shareholders a means to express their wishes. How the issue is addressed is left in the discretion of the Board. Accordingly, we have appropriately focused on the strategic and overarching significant policy issue confronting the Company without delving into the minutia of policy implementation that the Rule prohibits.

It is also clear that the Staff regularly allows proposals that ask the company to formulate and implement a policy. See *Yahoo! Inc.* (April 13, 2007) (requests that this company's management implement policies with certain minimum standards to help protect freedom of access to the Internet); *McDonald's Corp.*(March 22, 2007) (urges the company's board to adopt, implement and enforce a revised company-wide code of conduct, inclusive of suppliers and sub-contractors, based on the International. Labor Organization's conventions, including four specific principles, and report on implementation and enforcement); and *Wal-Mart Stores, Inc.* (March 21, 2007) (urges the company's board to adopt a policy that shareholders be given the opportunity at each annual meeting to vote on an advisory resolution to ratify the compensation of certain executives). As these cases demonstrate a request to develop and/or implement a policy, as the Proposal does, should not be excluded for seeking to micro-manage the company.

This resolution seeking a community reinvestment policy is defensible by analogy to cases such as *Morgan Stanley Dean Witter* (January 11, 1999) and *Merrill Lynch* (February 25, 2000) where the Staff concluded the proposals complied with Rule 14a-8(i)(7) and were not excludible when they requested "the Board to issue a report to shareholders and employees by October 1999, reviewing the underwriting, investing and lending criteria of [the company]--including its joint ventures such as the China International Capital Corporation Ltd.--with the view to incorporating criteria related to a transaction's impact on the environment, human rights and risk to the company's reputation." The present resolution, like those, essentially seeks a policy on the company's policies related to financing of development around a specific set of human rights concerns – in this instance in the communities where the company does business. Although the resolution relates to community development rather than international transactions, the *Morgan Stanley* and *Merrill Lynch* cases show that the resolution is well within range of the kind of broad policy challenges that a company can be asked by its shareholders to address.

Finally, even if the Proposal did focus only on charitable giving (an issue we discuss further below), it is clear that shareholders are allowed to focus on charitable giving issues in a number of forms. See, *Bank of America Corp.* (March, 8, 2004) ; *Textron Inc.* (January 16, 2004); and *Microsoft* Corp. (August 11, 2003) (asking the company to refrain from making charitable contributions). Also see, *IDACORP, Inc.* (December 12, 2003); *Sara Lee Corp.* (April 1, 2003); *NSTAR* (February 18, 2003); *Dow Jones & Co., Inc.* (January 10, 2003); *MONY Croup Inc.* (December17, 2002); *Sara Lee Corp.* (August 10, 2001); *Chock Full O' Nuts Corp.* (October 5, 1998) (seeking information regarding company charitable donations). In the present instance, the resolution is permissible because it does not direct or micromanage the course of any charitable giving; it only asks for the company to adopt a policy to address an arena in which charitable giving may be an element – namely, reinvestment in the communities in which it does business.

Community Reinvestment is a Significant Policy Issue

While Rule 14a-8(i)(7) permits companies to exclude from their proxy materials shareholder proposals that relate to the company's ordinary business matters, the Commission recognizes that "proposals relating to such matters but focusing on sufficiently significant social policy issues . . . generally would not be considered excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." Exchange Act Release 34-40018 (May 21, 1998). This guidance demonstrates that a subject matter's status as a significant policy issue ***trumps*** the company's portrayal if it as an ordinary business matter. Consequently, when analyzing this case, it is incumbent on the Company to demonstrate that the Proposal does not involve any substantial policy or other considerations. It is only when the Company is able to show that the Proposal raises ***no*** substantial policy consideration that it may exclude the Proposal. Clearly, this is a very high threshold that gives the benefit of the doubt to the Proponents and tends towards allowing, rather than excluding, the Proposal.

On the basis of this guidance and previous Staff decisions, it is clear that community reinvestment is a significant social policy issue that transcends the day-to-day affairs of the Company. As far back as 30 years ago, the Staff has recognized that community reinvestment is a significant policy issue. *See Boatmen's Bancshares, Inc.* (February 12, 1980); *First Union Bancorporation* (February 7, 1980); and *First National Boston Corporation* (February 2, 1978).

The Company's own website (Company Appendix D) demonstrates the issue is significant to the Company by identifying some of the steps taken by the Company in the interest of good corporate citizenship. As discussed more fully below, these steps are not sufficient to qualify as substantial implementation under Rule 14a-8. They do, however, provide further evidence that community reinvestment is a significant social policy issue confronting the Company.

Furthermore, the issue has attracted public policy attention. The City Council in Providence, RI unanimously supported a Western Union boycott that was initiated in September by the Transnational Institute for Grassroots Research and Action. The City Council of Maywood, CA has also begun to take up the issue of the boycott. *Advocates Plan Western Union pickets*, Renee McGraw. Denver Business Journal, September 14, 2007.
http://www.bizjournals.com/denver/stories/2007/09/10/daily46.html?page=1

The Proposal is Permissible Under Rule 14a-8(i)(1)

The Company claims the Proposal is phrased as a binding resolution and therefore is excludable under Rule 14a-8(i)(1) as being improper under state law.[1] In support of this argument the Company cites to *Entergy Corporation*(February 5, 2007). *Entergy* also stands for the principle that when it appears that such a defect could be cured by recasting the proposal as a recommendation or request to the board of directors the Staff will permit the proponents to amend the proposal.

1 Typically under Rule 14a-8(j)(2)(iii) the company must provide a supporting opinion of counsel to rely on Rule 14a-8(i)(1). While we observe that the Staff has not always required an opinion letter when the issue is whether a proposal is binding or advisory, it is clearly a question of state law that would fall under the opinion letter requirement. The Company has not provided an opinion letter in its no-action request or in a separate letter.

In the interest of simplicity, we have been authorized by the Proponents to amend the resolved clause to read as follows: "BE IT RESOLVED THAT: the shareholders request the Company develop and implement a written policy for community reinvestment."

The Proponent is Eligible to Submit the Proposal Because it is the Beneficial Owner of Company Shares

The Company argues that the Proponent is not eligible to file the Proposal because the Proponent's documentation letter from its broker, Morgan Stanley, indicates that "Morgan Stanley held shares of the Company's common stock in the accounts of the Proponent's clients, not the accounts of the Proponent itself." The Company claims that this means that the Proponent has not provided evidence that the Proponent itself is eligible or that the Proponent's clients have authorized the Proponent to submit the Proposal on its behalf.

Rule 14a-8(b) requires that the proponent document that they have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date one submits the proposal.

Staff Legal Bulletin No. 14 (July 13, 2001) is in accord stating that a proponent "can submit a written statement from the record holder of the securities verifying that the shareholder has owned the securities continuously for one year as of the time the shareholder submits the proposal" As the Commission has made clear in Exchange Act Release No. 34-20091 (August 16, 1983), the goal of 14a-8(b) is to ensure that the proponent has an "economic stake or investment interest in the corporation."

We respectfully disagree with the Company's conclusion that the November 29, 2007 Morgan Stanley letter does not prove that the Proponent is eligible to file the Proposal. Despite the ambiguity the Company seeks to inject into the letter, a plain reading of it indicates that Morgan Stanley holds the shares on the Proponent's behalf and that the Proponent is a beneficial owner.

The Proponent's clients have executed contracts delegating investment decision-making and proxy-voting decisions to the Proponent.[2] Therefore the Proponent, through contracts, not only has the power to vote the Company shares, but also has investment power over the Company shares. The transfer of these rights satisfy the definition of beneficial ownership under Rule 13(d)-3 and thereby satisfy the eligibility requirements of 14a-8(b).

Under Rule 14a-8(b)(2)(ii) proponents can prove their ownership of company shares by providing the company with a copy of schedule 13D or 13G (the 5% ownership schedules). Therefore, through Rule 14a-8(b)(2)(ii) the Commission has directly imported the ownership criteria found in Rule 13.

Rule 13(d)-3, found at 17 C.F.R. §240.13d-3, provides the definition of a beneficial owner:

2 If the Staff would like to receive a representative copy of the Proponent's client contract we will provide it immediately,

> a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares:
>
> (1) Voting power which includes the power to vote, or direct the voting of, such security; and/or
>
> (2) Investment power which includes the power to dispose, or to direct the disposition of, such security.

This use of the 13d-3 definition in Rule 14a-8 matters is confirmed in Securities Act Release No. 17517 (February 5, 1981). In referring to the intended broad use of the definition of "beneficial owner," Release No. 17517 provides that "the Rule 13d-3 definition [satisfies] the requirements of several sections of the federal securities laws [and] was intended to avoid the necessity of adopting several definitions addressing essentially the same concept." The Commission then goes on to reference specifically the application of Rule 13d-3 to Schedule 14A. *Id.* at 29.

Therefore both from the standpoint of documentation filed, and applying the standing definition to the facts of the case leads to the conclusion that the Proponent is a beneficial owner of the shares and is eligible to submit the Proposal. We would be glad to provide additional documentation of these facts if needed by the staff. We urge the Staff to reject the Company's argument.

The Company Has Not Substantially Implemented the Proposal Because Its Charitable Giving Program ("Our World, Our Family") Does Not Address the Panoply of Issues Presented by Community Reinvestment.

The Company claims that its "Our World, Our Family" program constitutes substantial implementation of the Proposal. This program, however, is for all intents and purposes the Company's charitable donations program, not a community reinvestment program.

Under Rule 14a-8(i)(10), what is critical is that the steps taken by the company must address the ***core concerns*** raised by the proposal. See *Dow Chemical Company* (February 23, 2005); *Exxon Mobil* (March 24, 2003); *Johnson & Johnson* (February 25, 2003); *Exxon Mobil* (March 27, 2002); *Raytheon* (February 26, 2001); and *Oracle Corporation* (August 15, 2000). As the SEC acknowledged in Exchange Act Release No. 34-20091 (August 16, 1983), the application of this rule is subjective and therefore difficult. Furthermore, the fact that under Rule 14a-8(g) "***the burden is on the company to demonstrate that it is entitled to exclude a proposal***" *id* (emphasis added), means that the mootness exclusion presents a very high hurdle for companies to overcome.

As the Proposal explains, community reinvestment goes beyond charitable giving and corporate volunteering. Instead, it focuses on ***building social capital and identifying***

community needs to develop long-term programs that reflect those needs. This means developing effective partnerships with the people and organizations that intimately understand the needs and aspirations of the community.

The Company's letter confirms that its existing program is truly limited to charitable donations and does not meaningfully address the broader issue of community reinvestment. The vast majority of the activities referred to by the Company are expressly charitable donations. The remaining activities may or may not be donations, but the letter is unclear about the actual substance and consequence of those activities. Consequently, those examples do not provide the Staff with sufficient proof that they address the Proponent's concerns. The material referenced in the Company's Appendix D is similar to the Company's letter in that it is almost entirely focused on philanthropy with some ambiguous references to other activities.

This situation is analogous to *Chevron Corporation* (February 28, 2006). In *Chevron* the proposal asked that the board of directors report Chevron's expenditures by category on attorney's fees, expert fees, lobbying, and public relations/media expenses, relating to the health and environmental consequences of hydrocarbon exposures and Chevron's remediation of drilling sites in Ecuador, as well as expenditures on remediation of the Ecuador sites. It is evident from the correspondence from the company and the proponent in that case that only a portion of the information had been reported as requested. In the words of the proponent "at most, the Company has provided only 50% of the information requested." Accordingly, the Staff refused to exclude the proposal on Rule 14a-8(i)(10) grounds.

The *Chevron* facts present a similar case as now before the Staff. As described in this letter, while the Company has addressed the limited issue of charitable giving, the Company does not address the issues of building social capital -- building working relationships with organizations in the communities in which it does business. The failure of the "Our World, Our Family" program to speak to these issue is at least comparable to the shortfalls found in *Chevron.* For example, the primary mission of the Western Union Foundation is "global empowerment", and through "Our World, Our Family" initiative, the Company purports a "commitment to the self-sufficiency of migrant populations". The major recipients of Western Union grants, Jobs for America's Graduates and Mercy Corps have almost 100% non-minority, non-immigrant staff and board of directors. Western Union has chosen to partner with organizations through its Foundation that have little connection to low- and moderate-income immigrant communities in the United States that are the bulk of Western Union's customer base. The supporting statement of the Proposal asks the Company to deal directly with community organizations that intimately understand the needs and aspirations (and development priorities) of host communities where the company does business. Consequently, their current activities fail to address the core concerns of the Proposal.

See also, *Oracle Corporation* (August 15, 2000). In *Oracle* the proposal asked the directors to make all possible lawful efforts to implement and/or increase activity on principles "defined by the International Labor Organization, the United Nations Covenants on Economic, Social and Cultural Rights, and Civil, and Political Rights. They have been signed by the Chinese government and China's national laws." The company unsuccessfully argued that its existing code of ethics substantially covered the same subject and therefore it had substantially implemented the proposal. In response, the proponent demonstrated that while the company's code of ethics covered many of the same areas, that entire subject areas (bonded labor or forced labor, corporal punishment, physical, sexual or verbal abuse, or harassment of workers for example) were not covered by the code of ethics. The Staff concluded that the proposal could not be excluded under Rule 14a-8(i)(10).

The facts in this case are analogous to *Oracle* in that both cases the company implemented an insufficient portion of the proposal. The Proposal asks the Company to develop a policy on the broad subject of community reinvestment, but the Company has only addressed the more narrow issue of charitable giving. As in *Oracle*, leaving large portions of the subject matter unaddressed is not permissible and requires the argument to be rejected.

Conclusion

As demonstrated above, the Proposal is not excludable under Rules 14a-8(i)(1), (7) and (10); or under Rule 14a-8(f). Therefore, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no-action request. In the event that the Staff should decide to concur with the Company, we respectfully request an opportunity to confer with the Staff.

Please call Sanford Lewis at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information. Also, pursuant to Staff Legal Bulletin No. 14 B, section F.3 we request the Staff fax a copy of its response to Sanford Lewis at (781) 207-7895.

Sincerely,

Sanford Lewis
Attorney at Law

Jonas Kron
Attorney at Law

cc: NorthStar Asset Management, Inc.
Sarah J. Kilgore, Senior Counsel, Western Union

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 4, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Western Union Company
Incoming letter dated January 4, 2008

The proposal relates to community reinvestment.

There appears to be some basis for your view that Western Union may exclude the proposal under rule 14-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of Western Union's request, documentary support sufficiently evidencing that it satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Western Union omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Western Union relies.

Sincerely,

Song P. Brandon
Attorney-Adviser

END